Exhibit 99.3

Notice of Change in Corporate Structure
Pursuant to Section 4.9 of National Instrument 51-102

Item 1	Names of the Parties to the Transaction

Harry Winston Diamond Corporation (“HWDC”) and Dominion Diamond Corporation (“DDC”).

Item 2	Description of the Transaction

On March 26, 2013, HWDC amalgamated with its wholly-owned subsidiary, DDC, in accordance with the terms of subsection 184(1) of the Canada Business Corporations Act (the “Amalgamation”) and is continuing as one corporation under the name “Dominion Diamond Corporation”. No securities were issued by the amalgamated Dominion Diamond Corporation in connection with the Amalgamation.

The Amalgamation occurred in connection with the closing of the sale by Dominion Diamond Delaware LLC (the successor entity of HWH Acquisition Company LLC), an indirect wholly-owned subsidiary of HWDC, of all of the issued and outstanding shares of HW Holdings, Inc. to The Swatch Group Ltd. pursuant to a share purchase agreement between HWDC, HWH Acquisition Company LLC and The Swatch Group Ltd.

Item 3	Effective Date of the Transaction

March 26, 2013.

Item 4	Names of each Party, if any, that ceased to be a Reporting Issuer after the Transaction and of each Continuing Entity

The amalgamated Dominion Diamond Corporation is the entity that continues following the Amalgamation and is a reporting issuer.

Item 5	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

Not applicable.

Item 6	Periods, Including Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction

Not applicable.

Item 7	Documents filed under NI 51-102 that describe the transaction and where they can be found in electronic format

Not applicable.

Dated: March 26, 2013.